UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

BIORESTORATIVE THERAPIES, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
090655101
(CUSIP Number)
John M. Desmarais 230 Park Avenue New York, New York 10169 (212) 351-3420	with a copy to: Christopher Henry Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 (212) 419-5840
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 090655101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
John M. Desmarais
2.	Check the Appropriate Box if a Member of a Group	(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	1,594,444*
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	1,594,444*
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,594,444*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11):	36.5%*
14.	Type of Reporting Person (See Instructions):	IN

* Based upon the information contained in BioRestorative Therapies, Inc.’s (the “Issuer”) Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on December 2, 2015, there were 3,144,603 shares of the Issuer’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of December 1, 2015.

This Amendment No. 1 to Schedule 13D reflects the aggregate number of Shares beneficially owned by John M. Desmarais (the “Reporting Person”) and includes (i) 375,000 Shares owned directly by the Reporting Person; (ii) 125,000 Shares underlying a warrant held by the Reporting Person with an exercise price of $5.00 per Share and an expiration date of November 17, 2020; (iii) 250,000 Shares underlying a warrant held by the Reporting Person with an exercise price of $5.00 per Share and an expiration date of March 18, 2021; (iv) 444,444 Shares underlying a warrant held by the Reporting Person with an exercise price of $4.50 per Share and an expiration date of November 18, 2016; and (v) 400,000 Shares underlying a warrant held by the Reporting Person with an exercise price of $5.00 per Share and an expiration date of March 18, 2017 (the foregoing warrants being referred to collectively as the “Warrants”). As a result of the foregoing, as of the filing date of this Amendment No. 1 to Schedule 13D, the Reporting Person may be deemed to beneficially own 1,594,444 Shares, or 36.5% of the Shares issued and outstanding as of December 1, 2015. Percent of class assumes the exercise of all of the Warrants held by the Reporting Person for the acquisition of 1,219,444 Shares.

 Item 1.     Security and Issuer.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2015.

The classes of securities to which this Schedule 13D relates are: (a) common stock, par value $0.001 per share (the “Shares”), of BioRestorative Therapies, Inc. (the “Issuer”); and (b) Shares underlying warrants held by the Reporting Person with exercise prices ranging between $4.50 and $5.00 per Share (together with the Shares, the “Securities”). The Issuer’s principal executive offices are located at 40 Marcus Drive, Suite One, Melville, New York 11747. The Issuer’s Shares are quoted on the OTCQB market under the symbol “BRTX”.

Item 2.     Identity and Background.

(a) This Amendment No. 1 to Schedule 13D is being filed by John M. Desmarais (the “Reporting Person”), an individual.

The Reporting Person directly possesses the sole power to vote and the sole power to direct the disposition of all Securities of the Issuer held by him.

(b)  The Reporting Person’s principal office is: Desmarais LLP, 230 Park Avenue, New York, New York 10169.

(c)  The Reporting Person’s principal occupation is: attorney and founding partner of Desmarais LLP, a law firm specializing in Intellectual Property Law.

(d) – (e)  During the last five years, the Reporting Person, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States. Desmarais LLP is a New York limited liability partnership.

Item 3.     Source and Amount of Funds or Other Consideration.

On March 18, 2016, the Issuer entered into a subscription agreement (the “Subscription Agreement”) with the Reporting Person for the sale of units consisting of (i) 250,000 Shares; (ii) a five year warrant to purchase 250,000 Shares at an exercise price of $5.00 per Share; (ii) an eight month warrant to purchase 444,444 Shares at an exercise price of $4.50 per Share; and (iii) a one year warrant to purchase 400,000 Shares at an exercise price of $5.00 per Share. The Securities purchased by the Reporting Person were purchased with funds from the Reporting Person’s personal bank account. The aggregate amount of funds used in making the purchases reported on this Amendment No. 1 to Schedule 13D was $1,000,000.

 Item 4.     Purpose of Transaction.

All of the Securities beneficially owned by the Reporting Person are held for investment purposes.

The Reporting Person does not have any present plan or proposal which relates to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, except as set forth herein or as set forth in the public reports filed by the Issuer with the SEC; however, on December 1, 2015, the Reporting Person was appointed to the board of directors of the Issuer (the “Board”).  As a member of the Board, the Reporting Person will be involved in deliberations and discussions on various issues affecting the Issuer, which could include, from time to time, matters set forth in subparagraphs (b) - (j) of Item 4 of Schedule 13D.

The Reporting Person intends to review his investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to investment in the Issuer as he deems appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of the Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D, in all cases subject to applicable laws, rules and regulations.

 In addition, as a member of the Board, the Reporting Person may receive options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.

Item 5.     Interest in Securities of the Issuer.

(a) Based upon the information contained in the Issuer’s Rule 424(b)(4) prospectus filed with the SEC on December 2, 2015, there were 3,144,603 Shares outstanding as of December 1, 2015.

(b) This Amendment No. 1 to Schedule 13D reflects the aggregate number of Shares beneficially owned by the Reporting Person and includes (i) 375,000 Shares owned directly by the Reporting Person; and (ii) warrants held by the Reporting Person exercisable for up to 1,219,444 Shares (the “Warrants”). As a result of the foregoing, as of the filing date of this Amendment No. 1 to Schedule 13D, the Reporting Person may be deemed to beneficially own 1,594,444 Shares, or 36.5% of the Shares issued and outstanding as of December 1, 2015. Percent of class assumes the exercise of all of the Warrants held by the Reporting Person for the acquisition of 1,219,444 Shares.

(c) Except as reported in Item 3 above, during the sixty (60) day period on or prior to the date hereof, the Reporting Person has not effected any transaction in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Reporting Person or any person or entity controlled by him, or any person or entity for which he possesses voting or investment control over the securities thereof.

(d)  Not applicable.

(e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Subscription Agreement, the Issuer issued to the Reporting Person 250,000 Shares and the following warrants: (i) a five year warrant to purchase 250,000 Shares at an exercise price of $5.00 per Share; (ii) an eight month warrant to purchase 444,444 Shares at an exercise price of $4.50 per Share; and (iii) a one year warrant to purchase 400,000 Shares at an exercise price of $5.00 per Share. The Subscription Agreement and warrants are included as exhibits to this Amendment No.1 to Schedule 13D and are incorporated by reference hereto.

The Reporting Person holds an option for the purchase of 15,000 Shares that will vest to the extent of 5,000 Shares on each of December 1, 2016, 2017 and 2018.

Except as otherwise set forth in Schedule 13D or this Amendment No. 1 to Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between Reporting Person and the Issuer.

Item 7.     Material to be filed as exhibits.

Exhibit 7.1  Subscription Agreement, dated as of March 18, 2016, by and between the Issuer and John M. Desmarais, without exhibits.

Exhibit 7.2  Warrant, dated March 18, 2016, with respect to 250,000 Shares.

Exhibit 7.3  Warrant, dated March 18, 2016, with respect to 444,444 Shares.

Exhibit 7.4  Warrant, dated March 18, 2016, with respect to 400,000 Shares.

 This statement on Schedule 13D speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

March 23, 2016

By:	/s/ John M. Desmarais
John M. Desmarais

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).